UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

NEW PACIFIC METALS CORP.

(Exact name of registrant as specified in its charter)

British Columbia, Canada	001-40381	Not applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Suite 1750 - 1066 West Hastings Street Vancouver, British Columbia, Canada	V6E 3X1
(Address of principal executive offices)	(Zip Code)

Andrew Williams

604 633-1368

(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☐          Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, ___________.

☒          Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended June 30, 2024.

SECTION 1 – Conflict Minerals Disclosure

Item 1.01 - Conflict Minerals Disclosure and Report

Not applicable

Item 1.02 - Exhibit

Not applicable

SECTION 2 – RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01 Resource Extraction Issuer Disclosure and Report

New Pacific Metals Corp. ("New Pacific") is subject to Canada's Extractive Sector Transparency Measures Act ("ESTMA"). New Pacific is relying on the alternative reporting provision of Item 2.01 and providing its ESTMA report for the year ended June 30, 2024 to satisfy the requirements of Item 2.01. New Pacific's ESTMA report is available on New Pacific's website at https://www.newpacificmetals.com/wp-content/uploads/2024/12/ESTMA-Reporting-2024.pdf or on the Government of Canada's website at https://natural-resources.canada.ca/our-natural-resources/minerals-mining/services-for-the-mining-industry/extractive-sector-transparency-measures-act/links-estma-reports/18198. The payment disclosure required by Form SD is included as Exhibit 2.01 to this Form SD.

SECTION 3 – EXHIBITS

Item 3.01. Exhibits

The following exhibit is filed as part of this report.

Exhibit Number	Description

2.01	Extractive Sector Transparency Measures Act – Annual Report for the year ended June 30, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned.

NEW PACIFIC METALS CORP.

By:	/s/ Jonathan Hoyles	February 12, 2025
	Jonathan Hoyles	(Date)
General Counsel & Corporate Secretary